Exhibit 99.2

NICE and Prof. Dan Ariely’s Research Confirms - Desktop Robots
Significantly Boost Employee Performance and Wellbeing

Research reinforces the critical role of intelligent software robots in improving employee morale and creativity by eliminating the negative impact of repetitive tasks

Hoboken, N.J., May 2, 2019 – NICE (Nasdaq: NICE) today announced the release of a series of research-based content comprising key psychological insights demonstrating employees achieve greater success when supported by desktop robots. With the inclusion of intelligent robotics, organizational systems are designed to factor in employee interest, attention and attitudinal drift. This improves employee motivation, creativity and mental wellbeing on an individual level while driving increased efficiency on an organizational level.   As part of this initiative, Professor Dan Ariely shares insights on why intuitive technology such as NEVA (NICE Employee Virtual Attendant) and employees can collaborate in a highly effective and sustainable manner.

Dan Ariely and NICE explore the profound fit between complex human dynamics and intelligent desktop automation technology in the recently released content. Ariely explains that both humans and technology have strengths and limitations, and how the combination of both the robotic and human workforces therefore creates a profound opportunity for businesses to leverage the strengths and minimize the limitations of each. Ariely and NICE explore employee behaviors such as why employees have a tendency to cut corners, what limits contact center agents from understanding what customers want during a service call, and how showing effort to customers and employees makes them more appreciative.

Dan Ariely is a James B. Duke Professor of Psychology and Behavioral Economics and is the founder of The Center for Advanced Hindsight. Ariely hosts a Wall Street Journal column called ”Ask Ariely” and his TED Talks have received over 10 million views. He is the author of three New York Times best-selling books.

“Automation can empower employees and reduce errors, when applied correctly," said Dan Ariely, Professor of Psychology and Behavioral Economics at James B. Duke University. "There is a significant opportunity to leverage robotics as a tool to improve our work and make our workplaces more engaging and creative. When we create a collaborative relationship that plays to the different strengths of humans and robots, everyone benefits”.

"We are pleased to partner with Professor Ariely to publish these intriguing insights. It’s clear that Enterprises can benefit from taking psychological as well as technological perspectives into consideration.," Barry Cooper, President of the Enterprise Group, NICE said. "This research reaffirms NICE RPA’s vision of ‘Automation for the People’ which aligns technology with complex human dynamics. We are committed to innovate with technology such as NEVA which brings out the best in employees operating in rich complex desktop environments.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.